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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13E-3
                  TRANSACTION STATEMENT UNDER SECTION 13(E) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                            -------------------------

                                (AMENDMENT NO. 6)

                           BERLITZ INTERNATIONAL, INC.
                              (Name of the Issuer)

                               BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                           BERLITZ INTERNATIONAL, INC.
                                SOICHIRO FUKUTAKE
                       (Name of Persons Filing Statement)

                          COMMON STOCK, PAR VALUE $.10
                           (Title Class of Securities)

                                   08490010-9
                      (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                               BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                                (81)(86) 221-5215

      (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

   MARILYN SELBY OKOSHI, ESQ.                 DAVID K. LAKHDHIR, ESQ.
       COUDERT BROTHERS               PAUL, WEISS, RIFKIND, WHARTON & GARRISON
  1114 AVENUE OF THE AMERICAS               1285 AVENUE OF THE AMERICAS
 NEW YORK, NEW YORK 10036-7703             NEW YORK, NEW YORK 10019-6064
    TELEPHONE: (212) 626-4400               TELEPHONE: (212) 373-3000

         This statement is filed in connection with (check the appropriate box):
         a. [ ] The filing of soliciatation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [ ] A tender offer.
         d. [x] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
   Transaction Valuation*                            Amount of Filing Fee**
--------------------------------------------------------------------------------
        $ 38,501,067                                       $ 7,700.22
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,333,398 shares of common stock, par value $.10 per share (the "Shares"), being all the outstanding Shares as of March 13, 2001 less the number of Shares already owned by Benesse Holdings International, Inc., Benesse Corporation and Mr. Soichiro Fukutake, at a price of $16.50 per Share in cash.



** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ........................ $ 6,766.85
Form or Registration No.: ...................... Schedule TO
Filing Party: .................................. Benesse Corporation and
                                                 Benesse Holdings
                                                 International, Inc.
Date Filed: .................................... April 6, 2001

Amount Previously Paid:......................... $933.37
Form or Registration No.:....................... Amendment No. 4 to Schedule TO
Filing Party:................................... Benesse Corporation, Benesse
                                                 Holdings International, Inc.,
                                                 Soichiro Fukutake and Berlitz
                                                 International, Inc.
Date Filed: .................................... May 16, 2001


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         This Amendment No. 6, the final amendment (this "Amendment"), amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission as a combined Schedule 13E-3 and Schedule TO under cover of Schedule TO on April 6, 2001 (as amended and supplemented, the "Schedule TO") by Benesse Holdings International, Inc. (the "Purchaser"), a Delaware corporation, its parent corporation, Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser and Berlitz International, Inc. ("Berlitz") relating to the acquisition by Purchaser of all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz (other than those Shares held by Purchaser, Parent and Mr. Fukutake), at a price of $16.50 per Share, net to the seller in cash (less any required withholding taxes), pursuant to a tender offer by Purchaser and the share exchange described in the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule TO.

         The Schedule 13E-3 is hereby amended and supplemented by adding the following:

         ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 11 of the Schedule 13E-3 is hereby amended and supplemented to include the following information:

         On July 2, 2001, a Certificate of Exchange of Shares was filed by the New York Department of State, pursuant to which the Share Exchange between Purchaser and Berlitz became effective and the ownership of all 207,891 outstanding Shares not owned by Purchaser vested in Purchaser. Purchaser now owns 100% of the presently outstanding Shares. Shareholders whose Shares have been so acquired by Purchaser are now entitled only to receive $16.50 per Share in cash (without interest), as described in the Plan of Exchange of Shares mailed to shareholders of Berlitz on June 1, 2001.

         ITEM 16. EXHIBITS

         Item 16 of the Schedule 13E-3 is hereby amended and supplemented to include the following information:

         1. Exhibit (a)(20) Text of the press release issued by Parent and Purchaser on July 3, 2001.






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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     BENESSE CORPORATION


                                     By:   /s/ Soichiro Fukutake
                                     --------------------------------------
                                     Name:    Soichiro Fukutake
                                     Title:   President



                                     BENESSE HOLDINGS INTERNATIONAL, INC.


                                     By:   /s/ Soichiro Fukutake
                                     --------------------------------------
                                     Name:    Soichiro Fukutake
                                     Title:   Chairman



                                     SOICHIRO FUKUTAKE


                                     /s/ Soichiro Fukutake
                                     ---------------------------------------
                                     Soichiro Fukutake



                                     BERLITZ INTERNATIONAL, INC.


                                     By:  /s/ Ronald Stark
                                     ---------------------------------------
                                     Name:    Ronald Stark
                                     Title:   Vice President, Finance





Dated:   July 3, 2001



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                                  EXHIBIT INDEX

The following item is hereby added to the Exhibit Index:

(a) (20) Text of the press release issued by Parent and Purchaser on July 3, 2001.